UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

CERTIFICATE OF NOTIFICATION

         Filed by a subsidiary of a registered holding company pursuant to Rule
52(c)adopted under the Public Utility Holding Company Act of 1935.

         Honeoye Storage Corporation (the "Company"). The Company is a subsidiary of
KeySpan Corporation, which is a registered holding company.

         This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.  Type of security or securities.

     Promissory Note for Term Loan (the "Term Note")

     Promissory Note for Revolving Line of Credit Loan (the "Credit Note")

2.  Issue, renewal or guaranty.

    Issue

3.  Principal amount of each security.

    $650,000 for the Term Note

    $600,000 for the Credit Note

4.  Rate of interest per annum of each security.

With respect to the Term Loan (i) 250 basis points over
the LIBOR rate (if elected) and (ii) 100 basis points
over the lender's base rate (if elected).

With respect to the Revolving Line of Credit Loan (i) 225 basis points over the LIBOR rate (if elected) and (ii) 100 basis points over the lender’s base rate (if elected).

5.  Date of issue, renewal or guaranty of each security.

September 20, 2001

6.  If renewal of security, give date of original issue.

Not applicable.

7.  Date of maturity of each security.

September 20, 2005

8.   Name of persons to whom each security was issued, renewed or guaranteed.

The Term Note and Credit Note were issued to Fleet National Bank.

9.  Collateral given with each security, if any.

With respect to each of the Term Note and the Credit Note, the collateral consists of a security interest pursuant to the Uniform
Commercial Code (the “Code”) covering the Company’s
(a)limited partnership interest in Adrian Associates Limited
Partnership; (b) all Accounts of the Company and all proceeds thereof, and (c) all of the Company’s inventory and goods including cushion gas and as extracted collateral (as defined in the Code).

10.  Consideration received for each security.

For the Term Loan: $650,000.

For the Revolving Line of Credit Loan: the right to borrow, replenish and reborrow up to $600,000 until maturity

11.  Application of proceeds of each security.

The proceeds of the loans will be used by the Company to finance its existing business. Specifically, the proceeds will be used to acquire cushion gas to support the Company’s gas storage operations.

12.   Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b).

b. the provisions contained in the fourth sentence of Section 6(b).

c. the provisions contained in any rule of the commission other than
Rule 48. X

2

13.   If the security or securities are exempt from the provisions of Section
6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

    Not applicable.

14.   If the security or securities are exempt from the provisions of Section
6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

    Not applicable

15.   If the security or securities are exempt from the provisions of Section
6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed.

    Rule 52(b)

                                         Honeoye Storage CORPORATION

                                         ___________/s/_______________
                                         Name:  Richard A. Norman
                                         Title: Treasurer
Date: October 1, 2001

3